

May 20, 2014

Via E-mail
Richard Francella
President & Chief Executive Officer
Premier Pacific Construction, Inc.
13103 Golden Way
Poway, CA 92064

> **Re: Premier Pacific Construction, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 29, 2014**
> **File No. 333-192107**

Dear Mr. Francella:

We have reviewed your amended registration statement and have the following comments.

General

1.   We note your response to comment 1 of our letter dated November 22, 2013. Please note that Rule 419 of the Securities Act applies to resale offerings as well as primary offerings by issuers. Refer to Securities Act Rules Compliance Disclosure and Interpretation Question 616.02 for further guidance.

Overview, page 1

2.   Please disclose when Premier Pacific Construction, Inc. last generated revenue from operations.

Summary of Financial Information, page 2

3.   Please provide updated statement of operations data for the year ended December 31, 2013.

Financial Statements, page 17

4.   Please update your financial statements and corresponding financial information included throughout the filing to comply with Rule 8-08 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies, page 21

5.   One of the criteria that you disclose must be met in order to recognize revenue is that revenue must be reasonably assured. It is not clear what is meant by this criterion or whether you meant to say collection is reasonably assured as you disclosed on page 22 of the amendment filed on November 12, 2013. Please advise or revise as necessary.

Note 4. Related Party Transactions, page 26

6.   Please confirm that all expenses paid on your behalf by majority shareholders have been reflected on your statements of operations. Refer to SAB Topic 5:T.

Note 5. Subsequent Events, page 26

7.   We note your response to comment 29 of our letter dated November 22, 2013. Please disclose the actual date through which subsequent events were evaluated. You currently only disclose that they were evaluated through the date of available issuance. Refer to ASC 855-10-50-1.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 27

Plan of Operations, page 27

8.   We note your response to comment 31 of our letter dated November 22, 2013. Please revise the "Overview" section of your prospectus summary to include additional disclosure briefly explaining and cautioning prospective investors that any prospective investment in the shares of your company involves a high degree of risk.

Security Ownership of Certain Beneficial Owners and Management, page 34

9.   Please disclose the relationship between Richard Francella and Sara Francella, if any.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Karen A. Batcher, Esq. (*via e-mail*)